EXHIBIT 10.29

Amendment to HSR Technologies Inc.

Licensing of Intellectual Property Agreement

This amendment is made this 19th day of April 2017 to payment agreement dated 27th day of July, 2011. By and between HSR Technologies Inc. and Ameri Metro, Inc.

The HSR Technologies Inc. agrees to amend the payment agreement dated 16th day of April, 2012 to accommodate Ameri Metro Inc. for the purpose of pending S-1 Registration Statement with the SEC. For the purpose of the S-1, Ameri Metro Inc. shall pay HSR Technologies Inc. a minimum amount of $2,250,000.00 from the proceeds of the public offering upon 100% of the proceeds being raised. According to the S-1 Registration Statement, Ameri Metro Inc. in the event partial proceeds are raised, parties agree they shall prorate the amount paid based off the public offering capital raised if less than 100% is raised as stated in the footnote # 5 of the S-1 Registration Statement.

The balance of the thirty seven, seven hundred fifty million shall be paid from future revenue of Ameri Metro Inc. coming from the project(s) and shall have a priority over all other payments. HSR Technologies Inc. may at its option file mortgage lien against the initial project(s) to ensure payment and shall work closely with the bond consul in a co-creditor agreement to protect the mutual interest of the parties. All other payment agreements between the parties remain the same.

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HSR Technologies Inc.

Shah Mathias as CEO

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Ameri Metro, Inc.

James Becker President